# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ads-Tec Energy Public Ltd Co, CIK 0001879248
CUSIP: G0085J117
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 10 EARLSFORT TERRACE, DUBLIN 2, DUBLIN, Ireland (L2), D02 T380
Date of event which requires filing of this statement: 05/08/2026
Filed by CIK 0001218961
Persons authorized to receive notices and communications: Patrick Moroney, 73 Arch Street, Greenwich, Connecticut (CT), 06830, 203-983-4470

## Reporting persons
- LUCERNE CAPITAL MANAGEMENT LP (CIK 0001218961): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 15,383,117; shared voting power 1,776,224; sole dispositive power 15,383,117; shared dispositive power 1,776,224; aggregate amount beneficially owned 17,159,341 (22.9% of the class)
- Pieter Taselaar: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 17,159,341; sole dispositive power 0; shared dispositive power 17,159,341; aggregate amount beneficially owned 17,159,341 (22.9% of the class)
- Matheus Hovers: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 17,159,341; sole dispositive power 0; shared dispositive power 17,159,341; aggregate amount beneficially owned 17,159,341 (22.9% of the class)
- Jonathan Copplestone: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 17,159,341; sole dispositive power 0; shared dispositive power 17,159,341; aggregate amount beneficially owned 17,159,341 (22.9% of the class)
- Patrick Moroney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 17,159,341; sole dispositive power 0; shared dispositive power 17,159,341; aggregate amount beneficially owned 17,159,341 (22.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Ads-Tec Energy Public Ltd Co
Address of issuer's principal executive offices: 10 EARLSFORT TERRACE, DUBLIN 2, DUBLIN, Ireland (L2), D02 T380
Comment: This Amendment No. 1 to the Schedule 13D is being filed by Lucerne Capital Management LP ("LCM"), Pieter Taselaar, Matheus Hovers, Jonathan Copplestone and Patrick Moroney (each a "Reporting Person" and together, the "Reporting Persons") to reflect the transactions described under Item 3.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Acquisition and Cancellation of Ayrton/Anson SPA Rights and Warrants

Lucerne Master Fund acquired from Alto Opportunity Master Fund SPC - Master Segregated Portfolio B ("Ayrton"), AEMF SPV LLC and AIMF SPV LLC (together, "Anson") all of their respective rights under that certain Securities Purchase Agreement, dated May 1, 2025, by and among the Company, Ayrton and Anson (the "Ayrton/Anson SPA"), together with the warrants issued thereunder (the "Ayrton/Anson Warrants"), pursuant to (i) a Warrant Purchase Agreement between Lucerne Master Fund and Ayrton dated April 6, 2026, and (ii) Securities Purchase Agreements between Lucerne Master Fund and each of AEMF SPV LLC and AIMF SPV LLC, each dated April 2, 2026 for aggregate cash consideration of $12,500,000.

On May 8, 2026, the Company and Lucerne Master Fund entered into a cancellation agreement (the "Cancellation Agreement"), pursuant to which Lucerne Master Fund has agreed that rights under the Ayrton/Anson SPA and the Ayrton/Anson Warrants previously acquired by Lucerne Master Fund will be cancelled in consideration of an aggregate cash payment by the Company to Lucerne Master Fund of $12,556,857.89. As of May 8, 2026, the number of Ayrton/Anson Warrants cancelled pursuant to the Cancellation Agreement is 742,924 and 1,084,360 Ayrton/Anson Warrants remain outstanding.

Lucerne Warrants

On April 9, 2026, the Company issued a Warrant Adjustment Notice (the "Warrant Adjustment Notice") to The Lucerne Capital Master Fund, L.P. ("Lucerne Master Fund") and The Lucerne Capital Special Opportunity Fund, Ltd. ("Lucerne Special Opportunity Fund", and together with Lucerne Master Fund, "Lucerne"), pursuant to Section 3(a) and 3(b) of those certain amended and restated warrants to purchase up to an aggregate of 5,172,045 Common Shares, each dated as of August 26, 2024 (collectively, the "Lucerne Warrants"). Pursuant to the Warrant Adjustment Notice, the exercise price of each Lucerne Warrant was adjusted from $6.20 per share to $1.00 per share.

On April 10, 2026, Lucerne Master Fund delivered an Amended Warrant Exercise Notice to the Company exercising 5,105,379 Lucerne Warrants at an exercise price of $1.00 per share, for an aggregate exercise price of $5,105,379. On April 15, 2026, Lucerne Special Opportunity Fund delivered an Amended Warrant Exercise Notice to the Company exercising 66,666 Lucerne Warrants at an exercise price of $1.00 per share, for an aggregate exercise price of $66,666. The Company received payment of the aggregate subscription price in cleared funds on April 14, 2026 and April 16, 2026, respectively. The Company issued an aggregate of 5,172,045 Common Shares to Lucerne in connection with the exercise of the Lucerne Warrants, consisting of 5,105,379 Common Shares to Lucerne Master Fund and 66,666 Common Shares to Lucerne Special Opportunity Fund.

Subscription Agreements

On May 8, 2026, the Company entered into subscription agreements (collectively, the "Subscription Agreements") with certain investors, including the Reporting Persons, pursuant to which the Company agreed to issue non-transferable subscription rights to purchase up to an aggregate of 6,324,000 Common Shares at an exercise price of $1.00 per Common Share , subject to the terms and conditions set forth therein, in exchange for support in connection with the Company's efforts to simplify its capital structure. On May 8, 2026, investors exercised their right to subscribe for 6,324,000 Common Shares, which shares were delivered to the investors on May 8, 2026. The Reporting Persons acquired 2,097,000 Common Shares pursuant to the transaction.

Additionally, in connection with the Subscription Agreements, the Company will enter into a registration rights agreement with certain investors (the "Registration Rights Agreement"), pursuant to which the Company will agree to provide customary resale shelf registration rights with respect to the registrable securities held by such investors, including, subject to certain thresholds and conditions, the right to request underwritten shelf takedowns and block trades. The Company also agreed to bear the registration expenses and granted customary indemnification, contribution, suspension and related procedural rights and obligations under the agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Rows 11 and 13 of the cover page for each Reporting Person. Common Shares beneficially owned includes Common Shares underlying warrants that may be exercised within the next 60 days. Percentage beneficial ownership is based on 75,002,051 Common Shares outstanding as of May 29, 2026, as reported in the Issuer's Form 6-K filed on May 29, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7 to 10 of the cover page for each reporting person.
Transactions in the class effected during the past sixty days: See Item 3.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Warrant Adjustment Notice, dated April 9, 2026, issued by ADS-TEC Energy PLC to Lucerne Capital Master Fund, L.P. and Lucerne Capital Special Opportunity Fund, Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer's Form 6-K filed on May 12, 2026).

2. Amended Warrant Exercise Notice, dated April 10, 2026, from Lucerne Capital Master Fund, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer's Form 6-K filed on May 12, 2026)

3. Amended Warrant Exercise Notice, dated April 15, 2026, from Lucerne Capital Special Opportunity Fund, Ltd. (incorporated by reference to Exhibit 10.3 to the Issuer's Form 6-K filed on May 12, 2026)

4. Form of Subscription Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Form 6-K filed on May 12, 2026).

5. Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Form 6-K filed on May 12, 2026).

6. Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.6 to the Issuer's Form 6-K filed on May 12, 2026).

7. Cancellation Agreement, dated May 8, 2026, by and between the Company and Lucerne Capital Master Fund, L.P. (incorporated by reference to Exhibit 10.7 to the Issuer's Form 6-K filed on May 12, 2026).

## Signatures
- LUCERNE CAPITAL MANAGEMENT LP: /s/ Patrick Moroney, Patrick Moroney, Chief Operating Officer (06/04/2026)
- Pieter Taselaar: /s/ Pieter Taselaar, Pieter Taselaar (06/04/2026)
- Matheus Hovers: /s/ Matheus Hovers, Matheus Hovers (06/04/2026)
- Jonathan Copplestone: /s/ Jonathan Copplestone, Jonathan Copplestone (06/04/2026)
- Patrick Moroney: /s/ Patrick Moroney, Patrick Moroney (06/04/2026)